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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           ORION NETWORK SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    68628K104
                                    ---------
                                 (CUSIP Number)

                              Charles E. Gaba, Esq.
                      British Aerospace North America, Inc.
                          15000 Conference Center Drive
                            Chantilly, Virginia 20151
                                 (703) 227-1510
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 2 of       Pages
          ---------                                                  -----

1        Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                  British Aerospace North America, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                                         a.  / /
                                                                         b.  / /

3        SEC Use Only

4        Source of Funds*           N/A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization

                  Delaware

  Number of                7        Sole Voting Power
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With                   10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented By Amount in Row (11)

                           0%

14       Type of Reporting Person*

                                            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 3 of       Pages
          ---------                                                  -----

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Plc

2        Check the Appropriate Box If a Member of a Group*
                                                                         a.  / /
                                                                         b.  / /

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant to
         item 2(d) or 2(e)                                                   / /

6        Citizenship or Place of Organization

                  England and Wales

  Number of                7        Sole Voting Power
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With                   10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             / /

13       Percent of Class Represented By Amount in Row (11)

                           0%

14       Type of Reporting Person*

                                     CO, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                  This Amendment No. 3 to the original statement of beneficial ownership on Schedule 13D filed by the parties hereto on February 10, 1997 has been prepared to report the disposition by BANA of all of its shares of Issuer Common Stock in the merger between the Issuer and a subsidiary of Loral. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Persons' original Schedule 13D filing or the subsequent amendments thereto.

Item 5.           Interest in Securities of the Issuer

                  Items 5(a), (d) and (e) are hereby amended to read as follows:

         (a) As of March 20, 1998 neither of the Reporting Persons and none of the other persons named in response to Item 2 hereof own any shares of Common Stock of the Issuer.

         (c) On March 20, 1998 Sub was merged with and into the Issuer, pursuant to the terms of an agreement and plan of merger between and among the Issuer, Loral and Sub dated October 7, 1997. As a result of this merger all of the 4,130,183 shares of Common Stock of the Issuer beneficially owned by BANA immediately prior to the merger (consisting of 1,099,435 certificated shares of Issuer Common Stock and 3,030,748 shares of Issuer Common Stock representing the principal amount and accrued but unpaid dividends on 52,636 shares of the Issuer's Series C Stock, on an "as converted" basis) were canceled and retired and were converted into the right to receive 2,955,269.841 shares of the common stock, par value $.01 per share of Loral. As of the close of trading on the New York Stock Exchange on March 20, 1998, the reported closing price per share of Loral common stock was $27 13/16.

                  Neither of the Reporting Persons and none of the other persons named in response to Item 2 hereof have purchased any shares of Common Stock of the Issuer since the filing of the Reporting Persons' most recent previous amendment to their statement on Schedule 13D.

         (e) On March 20, 1998, as a result of the merger of Sub with and into the Issuer and the resulting cancellation and retirement of all shares of the capital stock of the Issuer (and the conversion of such shares into the right to receive shares of common stock of Loral) the Reporting Persons ceased to be the holders of more than 5% of the issued and outstanding shares of Common Stock of the Issuer.

                                     Page 4


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 1998

                                          BRITISH AEROSPACE NORTH AMERICA, INC.

                                          By: /s/ Charles E. Gaba
                                             ----------------------------------
                                          Name:  Charles E. Gaba
                                          Title: Vice President

                                          BRITISH AEROSPACE Plc

                                          By: /s/ David Parkes
                                             ----------------------------------
                                          Name:  David Parkes
                                          Title: Assistant Secretary

                                     Page 5